February 26, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Re:         Nixxy, Inc.
Application for Withdrawal of Registration Statement on Form S-1
Filed on December 5, 2024
File No. 333-283625

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Nixxy, Inc. (the “Company”), hereby respectfully requests to withdraw the Company’s Registration Statement on Form S-1, File No. 333-283625, filed by the Company with the Securities and Exchange Commission (the “Commission”), together with all exhibits thereto (collectively, the “Registration Statement”), be withdrawn, effective as of the date hereof. The Commission has not declared the Registration Statement effective. No securities were sold in connection with the transactions contemplated by the Registration Statement. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you are in need of additional information, please feel free to contact Max Lindenfeld, Esq. at (646) 878-0891or the undersigned at (855) 931-1500.

Sincerely,

/s/ Miles Jennings
Name: Miles Jennings
Title: Interim Chief Executive Officer